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                              April 19, 2024

       Enrique L  pez Lecube
       Chief Financial Officer
       Bioceres Crop Solutions Corp.
       Ocampo 210 bis, Predio CCT, Rosario
       Province of Santa Fe, Argentina

                                                        Re: Bioceres Crop
Solutions Corp.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            Response Letter
Dated April 11, 2024
                                                            File No. 001-38836

       Dear Enrique L  pez Lecube:

              We have reviewed your [Month day, year] response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year]
       letter.

       Form 20-F for Fiscal Year Ended June 30, 2023

       9. Taxation, page F-58

   1. We note your response to comment 6. It is unclear how the disclosures provided clearly explain how you
calculated the income tax benefit (expense) by applying the tax rate in force in the respective
countries. In this regard, you recognized earnings before income tax of $19.1 million
for fiscal year 2023 but the beginning amount for the reconciliation is a benefit of $1.3
million. As previously requested, please disclose and provide us with the specific calculations
that clearly show how the beginning amount for the reconciliation is calculated in
accordance with IAS 12.81(c) for each period presented. Please also confirm that you will also
provide a comprehensive explanation in MD&A for the material factors impacting the amount of
income tax benefit (expense) recognized for each period
                                                        presented including
quantification of those factors.
 Enrique L  pez Lecube
Bioceres Crop Solutions Corp.
April 19, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameEnrique L  pez Lecube
                                                         Division of
Corporation Finance
Comapany NameBioceres Crop Solutions Corp.
                                                         Office of Industrial
Applications and
April 19, 2024 Page 2                                    Services
FirstName LastName